

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 6, 2023

Wolfgang Ruecker
Chief Executive Officer
Miami Breeze Car Care Inc.
848 Brickell Ave, PH 5
Miami, FL 33131

> **Re: Miami Breeze Car Care Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 24, 2023**
> **File No. 333-266854**

Dear Wolfgang Ruecker:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 16, 2023 letter.

Amendment No. 2 to Registration Statement on Form S-1 filed March 24, 2023

Cover page

1. We note your response to comment 1. Please revise your disclosure on the cover page of the prospectus, the prospectus summary and the plan of distribution to disclose that the selling stockholders will offer and sell their shares at a fixed price until such time as the company's common stock is listed on an established market, at which time they may be sold at prevailing market prices. In doing so, please disclose the amount of the fixed price (e.g., $3 per share) and make conforming revisions throughout the prospectus. Refer to Item 501(b)(3) of Regulation S-K.

<u>Financial Statements, page F-1</u>

2.   Please update with audited financial statements for the year ended December 31, 2022
        pursuant to Rule 8-08 of Regulation S-X.

<u>General</u>

3.   Please have your independent auditors provide an updated consent.

         You may contact Robert Shapiro at 202-551-3273 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please
contact Jennie Beysolow at 202-551-8108 or Dietrich King at 202-551-8071 with any other
questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Trade & Services

cc: Franklin Ogele, Esq.